SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 1, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 1, 2018, the Company informs that its Board of Directors has approved the acquisition from its parent company IRSA Inversiones y Representaciones S.A. ("IRSA") of 14,213 sqm of gross leasable area of the building under development called "Catalinas" in the City of Buenos Aires.

The building consists on 35,208 sqm of gross leasable area in 30 office floors and 316 parking lots in 4 subsoils and is currently under construction. The price of the transaction was established in the fixed amount of US 60,305,674. Previously, IRSA had sold 16,194 sqm to IRSA CP, reaching with this sale, the total sum of 30,407 sqm of gross leasable area that would correspond to IRSA CP, equivalent to a total 86.37% of the building's GLA, according to the project as of this date.

The Audit Commitee has no objections towards this transaction, and its opinion is available to all shareholders in the company's headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 1, 2018